Exhibit 2.15

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

Maudore Minerals Ltd.

2000 Peel Street, Suite 620, Montreal, QC, H3A 2W5

Tel.: 514.439.0990 – Fax: 514.439.0590

Website: www.maudore.com – Email: info@maudore.com

TSX-V : MAO

MAUDORE MINERALS LTD.

TABLE OF CONTENT

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

INCORPORATION AND NATURE OF OPERATIONS	3
HIGHLIGHTS FOR Q3-13 YTD AND TO THE DATE OF THIS REPORT	3
OVERVIEW OF OPERATIONS	3
PROJECTS OVERVIEW	7
INFORMATION ON SHARE CAPITAL	13
FINANCING ACTIVITIES	14
WORKING CAPITAL	15
DISCUSSION ON THE STATEMENT OF FINANCIAL POSITION	16
DISCUSSION ON THE STATEMENT OF COMPREHENSIVE LOSS	17
SELECTED QUARTERLY INFORMATION	20
OFF BALANCE SHEET ARRANGEMENTS	21
CONTRACTUAL OBLIGATIONS AND COMMITMENTS	21
RELATED PARTY TRANSACTIONS	22
SUBSEQUENT EVENTS	23
ACCOUNTING CHANGES	25
CRITICAL ACCOUNTING ESTIMATES, JUDGMENTS AND ASSUMPTIONS	29
RISKS AND UNCERTAINTIES	31
STRATEGY	33
FORWARD LOOKING STATEMENTS	34

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

The following management discussion and analysis (the “MD&A”) of Maudore Minerals Ltd. (“Maudore” or the “Corporation”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the nine-month period ended September 30, 2013 (“Q3-13 YTD”). This MD&A should be read in conjunction with the Corporation’s unaudited condensed consolidated interim financial statements as at September 30, 2013, prepared in accordance with the International Financial Reporting Standards (“IFRS”) and with the annual MD&A as at December 31, 2012. All figures are in Canadian dollars unless otherwise noted.

Further information regarding the Corporation and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada and can be obtained from www.sedar.com.

INCORPORATION AND NATURE OF OPERATIONS

Maudore was incorporated under the Ontario Business Corporations Act on September 20, 1996. The Corporation is primarily engaged in the acquisition, exploration development and operations of gold mining sites with the objective of becoming an important gold producer in Quebec. The Corporation’s portfolio comprises only mining properties located in the Province of Quebec, Canada.

HIGHLIGHTS FOR Q3-13 YTD AND TO THE DATE OF THIS REPORT

•	Acquisition of Aurbec Mines inc. (“Aurbec”) (previously named NAP Quebec Mines Ltd) from North American Palladium Ltd (“NAP”);

•	Closing a brokered private placement for $15.5 million on April 12, 2013;

•	First gold pour March 28, 2013;

•	Production of 9,879 ounces of gold of which 7,884 were sold in Q3-13 YTD generating $11M of revenues that are capitalized against the development cost of Vezza;

•	Termination of Agreement with Noront regarding the Windfall Lake property on April 18, 2013;

•	Greg Struble appointed CEO on June 11, 2013;

•	Initiation of exploration and development drilling underground at Sleeping Giant on the new ore zones and extensions to the historical high grade zones;

•	Suspension of the Vezza project’s development on July 16th, 2013 and subsequent mine out of the currently developed ore zones by the end of September;

•	August re-start of underground mining at the Sleeping Giant mine in remnant mining areas;

•	Completion of a custom milling agreement with Abcourt Mines Inc (“Abcourt”) in September;

•	Initial treatment of the Abcourt Mines production beginning in October;

•	Negotiation and closing of a Consensual Restructuring agreement and subsequent filing of the ancillary Rights Offering preliminary short form prospectus in November;

•	Initial tabulation of the aero mag survey for the overall property holdings.

OVERVIEW OF OPERATIONS

On March 22, 2013, the Corporation acquired Aurbec’s assets including Sleeping Giant Mill and the Quebec-based gold assets from NAP, through the acquisition of all of the outstanding shares of Aurbec. The Quebec-based gold assets include the processing facility strategically located 60 kilometers west of Maudore’s Osbell Deposit and 150 kilometers north of Val-d’Or, Quebec, along Highway 109, a route which continues north to Matagami, Quebec and the Vezza gold project which is in development, located 25 kilometers south of Matagami.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

Vezza Project

The Vezza Project is located in the Province of Quebec, approximately 25 kilometres to the south of the town of Matagami. The Vezza Project consists of 49 contiguous claims and one mining lease covering a surface area of 849.12 hectares in Vezza and Noyon townships. In addition to claims and a mining lease, Aurbec holds two surface leases which allow mining and stockpiling of crushed rock for backfill on the Vezza Project. The Vezza Property is 100% owned by Aurbec. There is a 2% net smelter Royalty affecting the Vezza Project on any production in excess of 300,000 ounces from the Vezza Property, granted when Agnico-Eagle Mines Limited (“Agnico-Eagle”) first acquired the Vezza Project.

During the period from March 23 to September 30, 2013, 80,000 tonnes of ore were extracted at the Vezza Project and trucked to the Sleeping Giant Mill, producing 9,879 ounces of gold after accounting for inventory changes incurred at the time of purchase from NAP. Since the Vezza Project was in development, revenues from the gold sales were used to offset capital development costs.

In mid-April, initial steps were taken to reduce the development cost at the Vezza Project in advance of declining gold prices. This involved a first round of contractor layoffs associated with the long term development plan. While partially effective, cost reductions from this action were not sufficient to meet the further decline in the gold price. This was followed by a second round of reductions on July 16, 2013, when the Corporation announced it was suspending all development at the Vezza Project and will only mine its developed mineralized inventory. The Corporation will now focus on targeting higher grade gold opportunities at its Sleeping Giant property. The Corporation finished mining at the Vezza Project on September 22nd with the final Vezza material being completed on October 2nd. During this time, a small workforce was deployed from Vezza to the Sleeping Giant mine to prepare the underground workings for exploration drilling and remnant mining. Currently the Vezza project is on care and maintenance and the lower section of the mine up to the 300 meter level is being allowed to flood. Because of the slow inflow of water it is anticipated that this will take between 8 to 10 months to fill up to the 300 level at which time the 300 meter level pumping station will be reactivated to keep the water level static until such time in the future the metal price would justify re-activation of this mine.

The direct cost profile for Aurbec during this time clearly shows the improvements achieved and the relatively short time to accomplish these reductions. See statistics table below for details.

Assets are tested for impairment when events or changes in circumstance indicate that the carrying amount may not be recoverable. As at June 30, 2013, the Corporation determined that suspending development at the Vezza Project triggered an impairment testing. The Corporation used a cash-flow approach to estimate the fair value less cost to sell on the Vezza Project and a $9,604,403 non-cash impairment charge was recognized during Q3-13 YTD.

Sleeping Giant Mine

Remnant mining at Sleeping Giant mine commenced on August 13th with one mining crew. Approximately 979 tonnes were initially mined from the first remnant stopes at an average grade of 6.64 gpt. As Vezza was shut down, more crews moved providing production from three remnant stopes going into Q4. While the initial stoping results delivered expected results, management still anticipates variable conditions in general from the remnant areas due to their uncertain continuity. However, these areas provide the benefit of deploying experienced mining crews to interim production efforts while the extensions to historic high grade areas and the new zones continue to prove viable through the infill development drilling.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

In parallel to the restart of Remnant mining at Sleeping Giant, underground diamond drilling on the growth targets of the extensions to the historical high grade zones plus the infill drilling on the new zones at depth began on August 13th. The first drill was mobilized to the 975 level to test the new zone potential of 785N and #16 zone between the 975 and the 915 meter levels. The second drill arrived on August 26th and began testing the extensions to the #30, #20 and #8 zones from the 725 meter level in the “shaft shadow” area to the west of the historical mining. The initial results of these programs were encouraging and validated earlier assumptions regarding the potential of these areas. On October 24th the Corporation issued a Press Release that documented the first results from this drilling campaign. By the end of Q3, 3,269 meters out of a 20,000 meter initial drill campaign had been drilled from these 2 locations. On October 23rd a third drill was mobilized to complete stope definition drilling on the 725 #30 zone target in preparation for the first stoping activity in the area of the #30 vein extension. As at November 20th, 2013, a total of 8,012 meters of drilling have been completed by all three drills.

Sleeping Giant Mill

The mill has a capacity of approximately 900 tonnes per day (“tpd”) depending on the grind size required to optimize gold recoveries. The mill was currently processing between 500-700 tpd due to increased grinding requirements for the Vezza ore with +/- 91% gold recovery. Milling operations were five days per week, exclusively treating underground muck from the Vezza gold project. As at the end of September, Vezza mill production ceased and processing began on the mineralized material from Abcourt’s Elder mine for the month of October. In November, the mill processed the first material from the re-start of the Sleeping Giant mine during the first week of the month and has now switched back over to the second tranche of Abcourt production. The plan will be to batch the ores separately with a focus on toll milling until such time that new Sleeping Giant ore production from the new zones and extensions to the historic high grade areas ramps up to full capacity.

All material processed is fed through a grizzly into a crushing plant with a primary jaw crusher and two cone crushers with screening, then to a rod mill and two ball mills to produce a pulp that undergoes conventional leaching followed by a CIP (carbon in pulp) circuit, stripping facilities, electrowinning and an induction furnace to produce gold doré.

During the period from March 23 to September 30, 2013, 80,000 tonnes of ore were milled at the facility with a recovery rate of 91.3% for a total production of 9,879 ounces of gold.

Milling Agreement with Abcourt

On August 15, 2013, Aurbec signed a milling agreement with Abcourt Mines Inc. to treat mine production from their Elder Mine at the Sleeping Giant Mill. The agreement is in effect for six months and may be extended if both parties agree. Aurbec received the necessary environment permits and authorizations to store and process the Elder mineralized material at Sleeping Giant in late September. Ore shipments from Abcourt’s Elder mine began immediately upon receipt of these permits with processing of the initial tranche in the month of October.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

Statistics

Vezza Only				March 23 to March 31, 2013	April 1 to June 30, 2013	July 1 to September 30, 2013	March 23 to September 30, 2013
Production skipped		(t.m.	)	2,640	39,375	37,125	79,140
Milled		(t.m.	)	2,212	37,467	40,361	80,040
Grade		(g Au/t	)	7.4	3.8	4.4	4.2
Recovery		(%	)	91.7	90.9	91.5	91.3
Gold production		Ounces		485	4,179	5,215	9,879
Direct cost per ounce produced	$	/oz		2,331	2,033	1,068	1,538
Direct cost per total tonne mined[1]	$	/t.m.		459	182	199	194
Gold sales		Ounces		—	2,819	5,065	7,884
Sales from Vezza				$—	4,072,614	6,945,808	11,018,422
Average gold sale	$	/oz		—	1,441	1,368	1,394

Note 1: Direct cost per total tonne mined is a true unit cost per tonne and includes both ore and waste

The initial Sleeping Giant production has been held in inventory at the end of Q3-13 and will be processed in Q4-13. At that time Sleeping Giant production will be reported.

The Sleeping Giant mill processed Abcourt’s Elder mine production from October 2nd through the end of the month. The terms of the contract are confidential and therefore operating statistics will be available through Abcourt’s normal disclosures.

Details of Costs Capitalized as Mine Development for the Vezza Project

For the period from March 23 to September 30, 2013
Direct costs
Underground works	9,014,725
Mill	3,553,262
Transport	729,026
Administration	1,897,731

15,194,744
Cost of sales and inventory count adjustments	(1,786,747)
Underground development	920,828

Total costs	14,328,825
Sales deducted from capitalized costs
Gold sales	(10,992,401)
Silver sales	(26,041)

(11,018,422)

Total cost capitalized as mine development	3,310,403

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

PROJECTS OVERVIEW

The Corporation, with the acquisition of Aurbec, now holds a total of 3,453 mining claims on 21 properties. The exploration properties are located in the Northern Volcanic Zone of the Abitibi Greenstone Belt (Quebec) situated between La Sarre and Lebel-sur-Quevillon.

The Corporation’s properties span some 120 kilometers of the Northern Volcanic Zone. The land is highly prospective but covered with thick glacial till and fluvial deposits that hide mineral deposits from prospecting and other traditional forms of mineral exploration. Maudore must rely on deeper sensing exploration techniques such as geophysical surveys and interpretation of these data to find new mineral occurrences.

Advanced Projects

With the acquisition of Aurbec, the Corporation now has now four advanced exploration projects which are: Sleeping Giant (Aurbec), Comtois (Maudore), Discovery (Aurbec) and Flordin (Aurbec).

Sleeping Giant Property and mine

The Sleeping Giant property is formed by 69 claims and 4 mining leases which cover a total area of 3,140 hectares (31.4 square kilometers). The claims and mining leases, which have irregular shapes and sizes, are contained within the townships of Maizerets, Glandelet, Soissons and Chaste, Quebec. All those claims and mining leases are 100% owned by Aurbec, which operates the Sleeping Giant mine and mill located on the Sleeping Giant Property.

The Sleeping Giant Property is subject to two royalties related to two claims outside the mining leases. The first one, in favour of Central Asia Goldfield Corporation, is a 2% royalty on the operational gross margin. The second one is a 15% net profit Royalty in favour of Matagami Lake Exploration Ltd. The Sleeping Giant Property is also subject to a 1.5% net smelter return Royalty in favour of IAMGOLD Corporation (“IAMGOLD”) on any future base metal production from the Sleeping Giant Property upon certain conditions.

The mill and mine complex are 80 kilometers north of the town of Amos. Although exploration work in this area started in 1957, it was not until the late 1970’s that gold mineralization was found on the property by Matagami Lake Exploration. From 1988 to 2008, Sleeping Giant produced 3,127,031 tonnes of ore at an average grade of 10.35 g/t Au for 1,058,924 ounces of gold.

The Sleeping Giant underground mine facility was reopened in mid-August after being on care and maintenance since January of 2012. Initial work included normal shaft maintenance and level access inspections in preparation for the restart of a 20,000 meter underground diamond drilling campaign. During shutdown phase through now, a comprehensive review of the structural geology and exploration potential of the mine was initiated and continues. Several high priority targets were identified and are now the focus of the drilling program in progress. These areas have significant potential to add to resources in the areas of the high grade extensions to the historic high grade #30, #20 and #8 veins as well as confirming the continuity of the new, previously un-mined zones deeper in the mine such as 785N vein. While the new structures of 785N will require additional development to bring on line, the extensions to #30, #20 and #8 veins are adjacent to existing workings and therefore readily available to mining plans contingent on the success of the drilling. The initial results were reported in the October 24th press release titled “Maudore Announces that Underground Drilling has returned High-Grade Gold at Sleeping Giant”. These results verify the existence of the high grade extensions to the historic producers as well as the continuity and grade of the newer zones at depth. Work continues to improve the understanding of these structures with the goal of adding to the updated resource and reserve base reported in the recently released 43-101 updated mineral resources published on October 29th.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

Gold mineralization at Sleeping Giant is located in narrow, high-grade quartz-sulphide veins within a complex package of metamorphosed and folded volcanic, intrusive and sedimentary rocks.

In 2008 a measured and indicated resource of 489,200 tonnes grading 9.7 g/t Au for 152,743 ounces Au was evaluated. The Sleeping Giant historical resource estimate is sourced from “Technical Report, The Sleeping Giant Mine Northwestern Quebec” by Genivar LP, and prepared by Tyson Birkett, PEng, Josée Couture, PEng, and Christian Bézy, PGeo for Cadiscor Resources Inc. in 2008. The historical estimate has become technically outdated for several reasons:

1.	Additional drilling completed by Aurbec since 2008 must be included;

2.	Material mined by Aurbec since 2008 must be subtracted from the historical resource estimate (prior reserve estimates are not included for this reason);

3.	Cut-off grade applied to the resource estimate must also be re-evaluated in light of present market conditions (gold price, exchange rate, and mining cost); and

4.	Current structural 3D evaluation and interpretation of the existing drill hole data base was completed since the acquisition by Maudore.

However, the historical resource was updated on October 29th, 2013 with the release of the 43-101 compliant technical report on the updated Sleeping Giant resource prior to the initiation of the current drill campaign. This forms the platform for the future updates anticipated from the new drilling program currently in progress.

While this underground drilling continues, the Corporation has re-started mining operations on the existing remnant stoping areas reflected in the updated 43-101 technical report on the resources. These remnant stopes targeted for the initial re-start of operations are very site specific with a higher level of confidence. However, mining has resumed without the benefit of a full economic evaluation. The resource areas targeted for remnant mining were calculated using the polygon method on inclined longitudinal sections, which has been used in the past to yield reliable results. Capping varied from 60-250 g/t Au depending on the vein; grades, tonnage and historic costs derived from previous mining were integrated, and minimum mining width 1.6m applied to stopes with dip greater than 50° and minimum mining width 1.8m applied to stopes with dip less than 50°. Nominal dilution of 15% was applied, and mining recovery varied from 75-100%.

Structural 3D re-evaluation of the geology continues on the multiple high-grade opportunities within the existing mine environment. As the new resources become confirmed, the mining crews currently mining in the remnant areas will be transitioned over to these new stoping blocks being defined.

Comtois Property

The Comtois property consists of 411 claims, for 15,539 hectares, (155 square kilometers) an 11% increase since last year. The property is located 15 kilometers northwest of the town of Lebel-sur-Quévillon (Abitibi, Province of Quebec). The Comtois property is an advanced exploration project with the Osbell Gold Resource, notable gold prospects Comtois NW, Hudson and Greer, and many more.

All claims are 100% owned by the Corporation, except for 15 claims optioned from Newmont Canada Ltd (Newmont Option Claim), in the northern part of the property where Newmont retains 1.45% net smelter return (“NSR”) royalty on the Newmont Option Claims. The other 5% interest in the Newmont Option Claim is held by Société de Développement de la Baie James and will be converted into a 2% NSR royalty (1% of which can be re-acquired by the Corporation for an amount of $250,000) in the event of commercial production.

Claims that cover the Osbell deposit are subject to a 10% NPI Royalty in favor of the original owner, which can be bought back with a one-time cash payment of $500,000.

The Osbell Gold Resource has been the main focus of Maudore’s exploration efforts.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

Maudore filed a Mineral Resource Estimate update for the Osbell Deposit and 43-101 report with SEDAR on October 29, 2012. The Osbell Mineral Resource Estimate update disclosed a combined Open Pit and Underground Potential Mineral Resources of 8,463,800 tonnes at 2.0 g/t Au for 546,299 ounces gold (indicated) and 4,512,100 tonnes at 6.2 g/t Au for 902,436 ounces gold (inferred). Downloading and reading the 43-101 report is the best way to understand its parameters. The only work completed in Q3 for Comtois property was claim reviews and assessments. To conserve cash, there is limited exploration activities planned or anticipated in the near future.

Discovery Project

The Discovery property is formed by 124 claims with a total area of 3371 hectares (33.7 square kilometers). The property lies about 30 kilometers northwest of Lebel-sur-Quévillon. Gold has been known on the property since the 1970’s, when the deposit was discovered by Homestake Mines. Gold at Discovery is located in steeply-dipping quartz-carbonate veins within a metamorphosed, deformed gabbro. In 2010 and 2011 NAP (now Aurbec) drilled 58 holes extending and detailing mineralization over a strike length of some 2 kilometers and at depth of 700 meters.

Further work at Discovery will include an updated estimate of mineral resources. Historical mineral resources estimate in 2008 were of measured resources of 3,109 tonnes grading 8.95 g/t for 895 ounces, indicated resource of 1,278,973 tonnes grading 5.74 g/t Au for 236,180 ounces and an inferred resource of 1,545,500 tonnes grading 5.93 g/t Au for 294,473 ounces.

The Discovery historical resource estimate is sourced from “Technical Report on the Scoping Study and Mineral Resource Estimate for the Discovery Project (according to Regulation 43-101 and Form 43-101F1)” by InnovExplo Inc., prepared by Carl Pelletier, PGeo for Cadiscor Resources Inc. in 2008. The historical estimate is not current today because additional diamond drilling completed by Aurbec since 2008 must be included, and the cut-off grade applied to the resource estimate must be re-evaluated in light of present market conditions (gold price, exchange rate, and mining cost). Maudore believes that the historical estimate is reliable because Maudore has worked extensively with InnovExplo and the author since 2006, and believes that all work was completed at a high professional standard. Resource categories used in the historical estimate are in compliance with CIM Definition Standards on Mineral Resources and Mineral Reserves.

Parameters used are minimum mining width of 1.6 m (horizontal thickness), cut-off grade of 3 g/t Au, capping grade of 35 g/t Au, and specific gravity of 2.82 g/cm3. Polygonal on longitudinal method used cross sections to confirm grade and thickness, which were located on a longitudinal section, where polygons were traced and the volume and grade calculated (using AutoCAD and Promine software). In order to upgrade the historical estimate new drilling must be digitized, validated, and quality control protocols checked, prior to appending to the current drill database which will then be imported to GEMs software to generate a block model and estimate a mineral resource. All work must be completed by qualified persons and evaluated to the current 43-101 Standards for Mineral Projects. A qualified person has not performed sufficient work to classify the Discovery historical estimate as a current mineral resource; and Maudore is not treating the Discovery historical mineral resource estimate as a current mineral resource estimate. The only work completed in Q3 for the Discovery property was claim reviews and assessments. To conserve cash, there is limited exploration activities planned or anticipated in the near future.

Flordin Property

The Flordin property comprises 40 claims which cover 591 hectares (5.9 square kilometers), located some 25 kilometers north of Lebel-sur-Quévillon. Gold mineralization at Flordin has been known since the 1930’s and the deposit was initially drilled and explored as a prospect for underground mining. Gold grades, widths of mineralized zones and thin overburden have led to a re-evaluation of Flordin as an open pit deposit, with much improved prospects.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

Gold mineralization at Flordin is located in deformed and boudinaged quartz-carbonate veins within a sequence of metamorphosed and sheared mafic igneous rocks (basalt and gabbro).

Work by Aurbec included surface trenching and drilling of 248 drill holes in 2010 and 2011. These drill holes covered much of the deposit on a 30 x 30 meters grid to a depth of 100 meters. This database now allows more detailed understanding of the economic potential of the Flordin gold zones.

A historical mineral resource estimate completed in 2011 reported measured resource of 116,000 tonnes grading 3.25 g/t Au for 12,133 ounces Au, indicated resource of 2,707,000 tonnes grading 1.77 g/t Au for 153,998 ounces Au, and an inferred resource of 2,199,000 tonnes grading 1.95 g/t Au for 137,561 ounces Au.

The Flordin historical resource estimate is sourced from “43-101 Technical Report and Resource Estimate on the Flordin Property (according to Regulation 43-101 and Form 43-101F1)” by InnovExplo Inc. and prepared by Pierre-Luc Richard, PGeo and Carl Pelletier, PGeo for North American Palladium Ltd in 2011, which was filed on SEDAR. The historical estimate is not current today because additional diamond drilling completed by Aurbec since 2011 must be included, and the cut-off grade applied to the resource estimate must be re-evaluated in light of present market conditions (gold price, exchange rate, and mining cost). Maudore believes that the historical estimate is reliable because Maudore has worked extensively with InnovExplo and the authors since 2006, and believes that all work was completed at a high professional standard. Resource categories used in the historical estimate are in compliance with CIM Definition Standards on Mineral Resources and Mineral Reserves. InnovExplo used the squared inverse distance method to interpolate gold grades in a block model, and a pit-shell confined portions of the model. A minimum cut-off grade of 0.5 g/t Au was used for the open pit portion of the Mineral Resource Estimate and a minimum cut-off grade of 3.50 g/t Au was used for the underground model.

Drill hole intercepts were calculated to a 3.0 meter minimum true thickness and specific gravity of 2.8 t/m3 was used. In order to upgrade the historical estimate new drilling must be added to the database, validated and quality control protocols checked, prior to being appended to the current dataset for a subsequent block model, mineral resource estimate, and possible Whittle pit shell model. All work must be completed by qualified persons and evaluated to the current 43-101 Standards for Mineral Projects. A qualified person has not performed sufficient work to classify the Flordin historical estimate as a current mineral resource; and Maudore is not treating the Flordin historical mineral resource estimate as a current mineral resource estimate.

Further work at Flordin will include an updated estimate of mineral resources. However, the only work completed in Q3 for the Flordin property was claim reviews and assessments. To conserve cash, there is limited exploration activities planned or anticipated in the near future.

Other Exploration Properties

Maudore has a prominent land position that extends 120 kilometers west-east along the Northern Volcanic Zone of the Abitibi Greenstone Belt. Maudore’s Comtois property with the Osbell Gold Resource is in the eastern part of Northern Volcanic Zone near Lebel-sur-Quévillon, and midway along the properties to the west is the Sleeping Giant Mine, a past producer that poured a million ounces of gold that now belongs to Maudore through the Aurbec acquisition. These two considerable gold deposits demonstrate the merit of the Northern Volcanic Zone.

Despite excellent geology, the Northern Volcanic Zone of the Abitibi has received far less exploration success than elsewhere. Deep overburden and consequent lack of outcrop make it difficult to clearly understand controls on mineralization once found. Detailed geophysics and expert geophysical interpretation are methods that Maudore will implement as it explores the Northern Volcanic Zone.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

Maudore has completed property-wide hi-resolution aeromagnetics and radiometrics (100m lines spacing and low terrain clearance) that will provide new clarity for interpretation of geology and structure in the belt on its different properties. During the third quarter of 2013 no exploration was completed on the exploration properties except for claim reviews and assessments.

	Total Claims	Area [2]	Target
Properties (Maudore)
North Shore	77	43	Gold, VMS base metal and magmatic Cu-Ni PGE deposits
Bell	95	46	Felsic volcanics with gold mineralization
Sadie	152	86	Gold in a volcano sedimentary sequence
Cedar Rapids	73	23	Gold in intensively altered shear zones
Pakodji	16	7	Semi-massive to massive sulphide lenses
Comtois Southwest	69	28	Gold in a volcano sedimentary sequence
Bernetz	84	37	Gold in felsic volcanics
Fonteneau-Themines	78	44	Gold in felsic volcanics
Sleeping Giant Southeast	215	121	Gold in felsic volcanics
Mazarin-Glandelet	287	148	Magmatic CU-Ni PGE mineralization
Dalet	456	226	Gold in felsic volcanics
Properties (Aurbec)
Dormex	127	62	Narrow high grade quartz-sulphide veins
Cameron Shear (50%)	193	30	Gold in shear zones
Florence	13	2	Gold in shear zones
Montbray	28	11	Gold-bearing veins
Laflamme (42%)	723	371	Gold in a volcano sedimentary sequence
Harricana	93	52	Gold in shear zones

Total	2,779	1,337

Termination of Agreement to Acquire 25 Percent Interest in the Windfall Lake Project

Maudore signed a purchase and sale agreement with Noront Resources Ltd. ( “Noront”) to acquire Noront’s 25 percent interest in the Windfall Lake Project in December 2012. On April 18, 2013, this agreement was terminated. Concurrently, Maudore has informed Eagle Hill Exploration Corp. that it will no longer pursue its proposed business combination between the two companies.

Person Responsible of Technical Information

The person responsible for Maudore’s technical information is Maudore’s Chief Consulting Geologist Kevin Kivi, P.Geo. of KIVI Geoscience Inc, Thunder Bay (Ontario) who has reviewed the technical content of this report.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

The amounts invested in exploration work in Q3-13 YTD by the Corporation on its properties are as follows:

Q3-13 YTD	Comtois	Sleeping Giant SE	North Shore	Mazarin- Gandelet	Dalet	Newmont option	Comtois Southwest	Others Maudore	Sleeping Giant	Vezza	Flordin	Discovery	Others Aurbec	Total
	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Drilling	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Contractual fees	161,501	600	4,062	—	1,910	1,760	179	1,404	—	—	—	—	—	171,416
Geology, Geophysics and metallugy	46,906	—	—	—	—	—	—	—	260,347	34,103	9,900	24,475	11,190	386,921
Salaries and benefits	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Geochemical assays	28,306	—	—	—	—	—	—	—	—	—	—	—	—	28,306
Equipment and vehicle rental	78,486	—	—	—	—	—	—	—	—	—	—	—	—	78,486
Travelling expenses	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Environmental expenses	11,991	—	—	—	—	—	—	—	—	—	—	—	—	11,991
General exploration expenses	1,583	—	—	—	—	—	—	—	—	—	—	—	—	1,583
Mining credits	(66,044)	(131)	(885)	—	(416)	(384)	(39)	(307)	—	—	(5,899)	(6,114)	(1,808)	(82,027)

	262,729	469	3,177	—	1,494	1,376	140	1,097	260,347	34,103	4,001	18,361	9,382	596,676

The amounts invested in exploration work in Q3-12 YTD by the Corporation on its properties are as follows:

Q3-12 YTD	Comtois	Sleeping Giant SE	Bell	Fontenau- Themines	North Shore	Cedar Rapids	Mazarin- Gandelet	Others Maudore	Total
	$	$	$	$	$	$	$	$	$
Drilling	2,520,257	—	55,987	—	—	65,018	179,191	109,264	2,929,717
Contractual fees	1,756,222	75,280	54,440	24,309	103,662	21,386	96,363	218,894	2,350,556
Geology, geophysical and metallurgic	116,085	11,889	32,216	61,909	56,649	—	214,684	177,993	671,425
Salaries and benefits	142,771	—	—	—	—	—	—	—	142,771
Geochemical assays	674,507	9,851	22,138	3,039	29,572	22,996	19,875	15,287	797,265
Equipment and vehicle rental	130,364	957	621	721	2,639	218	5,931	25,432	166,883
Travelling expenses	34,098	—	—	—	3,270	—	206	4,864	42,438
Environmental expenses	55,186	—	—	—	—	—	—	—	55,186
General exploration expenses	70,362	702	133	582	14,451	966	2,277	6,444	95,917
Claim renewal	17,231	3,315	2,317	3,072	2,518	5,168	3,280	12,263	49,164

	5,517,083	101,994	167,852	93,632	212,761	115,752	521,807	570,441	7,301,322

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

INFORMATION ON SHARE CAPITAL

	November 29, 2013	September 30, 2013
Shares	47,241,522	47,241,522
Shares options	1,865,000	1,865,000
Warrants	9,591,678	9,591,678

	58,698,200	58,698,200

Stock Option Plan

The Corporation had one common share stock option plan in effect, which was adopted in 1997 (the “1997 Stock Option Plan”) and amended from time to time to increase the maximum number of common shares issuable under the 1997 Stock Option Plan at maximum of 5,000,000 common shares. Since the inception of the 1997 Stock Option Plan, the Corporation has issued 1,834,432 common shares pursuant thereto, representing 3.8% of the Corporation’s issued and outstanding common shares. The 1997 Stock Option Plan was adopted more than 15 years ago and the Board of Directors believed that it needed to be updated with current standards and rules under the TSX Venture Exchange (the “Exchange”). Accordingly, the Board of Directors has adopted a new common share purchase option plan on June 27, 2013 (the “2013 Stock Option Plan”), which is subject to the final approval of the Exchange. Options outstanding under the 1997 Stock Option Plan are transferred and governed by the 2013 Stock Option Plan. The following is a summary of the main features of the 2013 Stock Option Plan:

1.	Persons who may receive common share purchase options under the 2013 Stock Option Plan (“Stock Options”) are the officers, directors, employees and consultants of the Corporation or of its subsidiaries (the “Eligible Participants”);

2.	The maximum number of common shares that may be issued under Stock Options granted under the 2013 Stock Option Plan from time to time shall be equal to 4,724,000 common shares of the Corporation;

3.	The Board determines the exercise price of the common shares underlying the Stock Options when such Stock Options are granted. The exercise price per common share shall not be less than the closing price of the common shares on the Exchange on the day on which the Stock Options are granted and must not be lower than $0.10 per common share;

4.	The expiry date of a Stock Option shall be the 10th anniversary of the date of grant unless a shorter period of time is otherwise set by the Board of Directors at the time the particular Stock Option is granted;

5.	If any option holder shall cease to be an Eligible Participant for any reason, other than termination for cause or death, he or she may exercise any vested Stock Options issued under the Plan that is then exercisable, but only within the period that is ninety (90) days from the date that he or she ceases to be an Eligible Participant. In the event that an option holder ceases to be an Eligible Participant of the Corporation because of termination for cause, the Stock Options of the option holder not exercised at such time shall immediately be cancelled on the date of such termination and be of no further force or effect whatsoever notwithstanding anything to the contrary in the 2013 Stock Option Plan.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

FINANCING ACTIVITIES

Credit Facility

On March 22, 2013 the Corporation funded the acquisition of Aurbec’s shares through a secured term loan of $22 million (the “Credit Facility”) provided to the Corporation by FBC. The Credit Facility bears interest at the rate of 15% per annum, payable quarterly in arrears, with a maturity date of March 22, 2016. In order to secure repayment of the Credit Facility, the Corporation granted to FBC a first-ranking charge over all of its and its subsidiaries’ present and future personal property and material real property, including specified mining rights. This first-ranking charge was amended following the Consensual Restructuring (note 19.1).

In consideration of the commitment made by FBC under the Credit Facility and in lieu of further transaction fees, the Corporation issued to FBC 1,760,000 common shares and 880,000 common share purchase warrants. Each warrant shall entitle FBC to subscribe for one common share during a period of 2 years following the date of its issuance, at a price equal to $1.08, being the closing price of Corporation’s common shares on the TSX Venture Exchange on March 22, 2013.

Transaction costs amounted to $3,293,659 including the fair value of the shares and warrants issued to FBC.

The Credit Facility agreement includes covenants that require the Corporation to maintain certain financial ratios, maintain a certain level of cash and meet certain non-financial requirements. As at September 30, 2013, cash and cash equivalents includes $3,306,151 that, as per the credit facility agreement, must be segregated in a separate account and requires the lender’s authorization prior to releasing funds including for interest payments.

As at September 30, 2013, the Corporation was in default for certain clauses of the Credit Facility and on October 15, 2013, in the context of the Consensual Restructuring, the Corporation entered into a non-binding term sheet with Cyrus, further described in the Consensual Restructuring section.

$15.5M Private Placement

On April 12, 2013, the Corporation completed a brokered private placement of units. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share for a period of 24 months at a purchase price of $1.13. The Corporation issued an aggregate of 17,039,835 units at an issue price of $0.91 per unit for aggregate gross proceeds of $15,506,250.

Certain related parties to the Corporation, have purchased units in the private placement:

•	City Securities Limited, a corporation owned by Mr. Seager Rex Harbour, a shareholder of the Corporation who controls or directs more than 10% of the total issued and outstanding common shares of the Corporation, has purchased 4,484,957 units.;

•	Monemvasia Pty Ltd., a corporation controlled by Kevin Tomlinson, the Chairman, has purchased 1,140,448 units; and

•	Certain other officers and directors, have purchased, in the aggregate, 159,500 units.

The brokers received a cash fee equal to 6.0% of the gross proceeds of the private placement, excluding any purchases under the president’s list for which the agents received a cash fee equal to 2.0%, for a total of $387,682. The agents also received 127,840 compensation units entitling them to subscribe for that number of units equal to 6.0% of the total number of units sold under the private placement, excluding units sold under the president’s list, at an exercise price equal to $0.91 for a period of 24 months. The warrants issuable upon the exercise of the compensation units will be exercisable for a period of 24 months at an exercise price equal to $1.13.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

Term Loans

On December 18, 2012, the Corporation closed a total of $3,250,000 in secured term loans. The term loans bear an interest rate of 12% per annum and are intended to be outstanding during an interim period until a debt facility is completed. The term loans will mature on March 31, 2014, unless repaid or redeemed earlier in accordance with the terms and conditions of the term loans. The term loans were guaranteed by hypothecs on the important claims of the Corporation related to Comtois. Following the April 12, 2013 private placement, the term loans were repaid, as well as the interest accrued of $126,246. Additional transaction costs for $107,451 were incurred and therefore the total transaction costs relating to those term loans totaled $289,851. Those transaction costs are amortized on an accelerated period ending April 12, 2013.

WORKING CAPITAL

On September 30, 2013, the working capital of the Corporation was at $6,435,339 ($1,157,087 as of December 31, 2012). As at September 30, 2013, cash and cash equivalents includes $3,306,151 that, as per the Credit Facility agreement must be segregated in a separate account and requires the lender’s authorization prior to releasing funds including for interest payments.

On March 22, 2013, the Corporation acquired all of the outstanding shares of Aurbec from NAP. Aurbec owns the Sleeping Giant mine, mill and the related tailings handling facilities, the Vezza Project and several other gold properties in Quebec.

Following is a table of all the fair value assigned on March 22, 2013 to the current assets and liabilities acquired which explains several changes that occurred on the working capital:

$
Fair value assigned to identifiable assets and liabilities on March 22, 2013
Tax credits receivable	4,996,912
Accounts receivable	2,337,310
Sales tax receivable	434,095
Inventories	4,070,743
Prepaid expenses	296,717

Current assets	12,135,777
Bank indebtedness	(179,159)
Accounts payable and accrued liabilities	(6,942,345)
Current portion of obligations under finance leases	(183,087)

Current liabilities	(7,304,591)

Working capital impact following Aurbec’s acquisition on March 22, 2013	4,831,186

On September 30, 2013, the $5,469,625 tax credit receivable ($149,286 as of December 31, 2012) is mainly composed of Aurbec’s Quebec mining duty and Quebec resource tax credit receivables for 2011, 2012 and 2013. Inventories of $5,374,568 (nil as of December 31, 2012) are Aurbec’s finished products, work-in-process, stockpiles and mine supplies that were acquired or produced during the development phase of the Vezza Project and the related processing mill.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

A $22,000,000 credit facility and a $15,506,250 private placement were completed in March and April 2013 (see the financing activities section) in order, amongst other things, to fund the acquisition of Aurbec and reimburse the term loans of $3,091,383 outstanding as at December 31, 2012. Nevertheless, the recent reduction in gold prices created a strain on the Corporation’s cash resources and caused the Corporation to experience difficulties in dealing with its creditors (see consensual restructuring and rights offering in the subsequent event section). The accounts payable and accrued liabilities increased to $10,666,171 on September 30, 2013 ($2,370,541 on December 31, 2012) mainly due to the acquisition of Aurbec which is an operating mining company. If necessary, management intends to complete private placements or issue debt to meet its short term liquidity requirements and its obligations. In the future, the exploration and development of Maudore’s properties may require additional financing. In the past, the Corporation has been able to rely on its capabilities to raise money by public and private placements and also issuance of debt. However, there can be no assurance it will be able to do so in the future. The global economy and financial markets have been unpredictable for many months and have impacted our industry and its ability to finance. The equity markets for gold mining companies have not recovered and financing remains difficult.

DISCUSSION ON THE STATEMENT OF FINANCIAL POSITION

Please refer on the above section for the discussion on the working capital.

Following the acquisition of Aurbec on March 22, 2013, the non-current assets and liabilities increased by the fair value assigned as detailed in the table below:

$
Fair value assigned to identifiable assets and liabilities
Exploration and evaluation assets	5,900,000
Property, plant and equipment	17,083,000

Non-current assets	22,983,000
Other liabilities	(152,510)
Obligation under finance leases	(158,393)
Mine restoration provision	(6,154,112)

Non-current liabilities	(6,465,015)

Net impact on the non-current assets and liabilities following Aurbec’s acquisition on March 22, 2013	16,517,985

The property, plant and equipment of Aurbec were initially recorded at its fair value of $17,083,000 on the acquisition date, but was subsequently reduced by $9,604,403 after an impairment test had to be performed following the suspension of the development at the Vezza Project. It can be mentioned that since the acquisition but before the impairment, $2,010,403 had been capitalized, net of sales and tax credits, for the development of the Vezza Project. This would explain the main changes that occurred during Q3-13 TYD that led to a property, plant and equipment balance of $9,767,015 as at September 30, 2013.

Concerning the deferred tax liabilities, we can mention that they have decreased to $2,841,131 on September 30, 2013 ($5,040,954 on December 31, 2012) since the Corporation recorded a $17,513,351 loss before taxes for Q3-13 YTD generating a deferred tax asset which allowed a recovery of deferred income tax to be realized in the statement of comprehensive loss.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

DISCUSSION ON THE STATEMENT OF COMPREHENSIVE LOSS

Discussion on the three-month period ended September 30, 2013

The Corporation reported a loss of $1,552,120 for Q3-13 versus a loss of $658,924 for Q3-12.

Since the Vezza Project was still in the development phase and had not commenced commercial production, the revenues from the sales of any finished products produced by the project have been deducted, net of the cost of inventories, from the related development cost capitalized in the statement of financial position. The Sleeping Giant mine generated revenues of $296,132 from the sale of the gold extracted following the treatment of the carbon done once in a while by the Corporation. The $149,731 loss from mining operations represents residual costs relating to the Sleeping Giant mine to restart the underground mining in the remnant mining areas as well as costs associated with the treatment of carbon. Since Aurbec was acquired in March 2013, the Corporation did not have these types of revenues and expenses in 2012.

Following are the details of the general and administrative expenses:

For the three-month period ended September 30,
	2013	2012
	$	$
Salaries, remuneration and other employee benefits expenses	188 903	146 492
Severance payments to former officers	30 001	10 000
Professional and contractual fees	326 853	284 344
Regulatory fees and shareholders relations	51 027	131 784
Publicity, travel and promotion	67 964	75 473
Office expenses	28 462	58 171

General and administrative expenses	693 210	706 264

Comments on general and administrative expenses:

•	Salaries, remuneration and other employee benefits expenses increased to $188,903 ($146,492 in Q3-12). A new management team was put in place following the July 19, 2012 annual and special shareholders’ meeting; The Base salary of the CEO increased July 19, 2012, to reflect the new orientation of the Corporation to become a gold producer.

•	Following his resignation of the Corporation on July 19, 2012, $30,001 ($10,000 in Q3-12) were paid to the previous CEO as severance payments starting in September 2012, out of a $180,000 severance commitment to be paid over 18 months;

•	Professional and contractual fees increased to $326,853 in Q3-13 ($284,344 in Q3-12) mainly due to legal fees. In Q3-13, the majority of the fees were related to the implementation of the Consensual Restructuring;

•	Regulatory fees and shareholders relations decreased to $51,027 ($131,784 in Q3-12). Other activities related to the proxy contest occurred for approximately $88,541 in addition to those disclosed in the line professional fees related to proxy contest for $1,356,127 in Q3-12.

In Q3-12, the Corporation incurred $1,356,127 of professional fees related to the proxy contest.

A $9,830,000 impairment charge was recognized in Q2-13 following the suspension of development at the Vezza Project. In Q3-13, the impairment was reduced by $225,597 following lower cost of sale than originally estimated.

The $851,302 interest expense and $276,667 amortization of the transaction cost are related to the Credit facility financed on March 22, 2013.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

Discussion on the nine-month period ended September 30, 2013

The Corporation reported a loss of $15,261,203 for Q3-13 YTD versus a loss of $849,517 during the nine-month period ended September 30, 2012 (“Q3-12 YTD”).

Since the Vezza Project was still in the development phase and had not commenced commercial production, the revenues from the sales of any finished products produced by the project have been deducted, net of the cost of inventories, from the related development cost capitalized in the statement of financial position. The Sleeping Giant mine generated revenues of $296,132 from the sale of the gold extracted following the treatment of carbon done once in a while by the Corporation. The $395,208 loss from mining operations represents residual costs relating to the Sleeping Giant mine to restart the underground mining in the remnant mining areas as well as costs associated with treatment of carbon. Since Aurbec was acquired in March 2013, the Corporation did not have these types of revenues and expenses in 2012.

Following are the details of the general and administrative expenses:

For the nine-month period ended September 30,
	2013	2012
	$	$
Salaries, remuneration and other employee benefits expenses	725 481	254 752
Payments following a payroll tax audit	141 576	—
Severance payments to former officers	165 001	10 000
Professional and contractual fees	852 003	473 654
Regulatory fees and shareholders relations	240 888	222 779
Publicity, travel and promotion	263 019	186 027
Office expenses	71 971	137 614

General and administrative expenses	2 459 939	1 284 826

Comments on general and administrative expenses:

•	Salaries, remuneration and other employee benefits expenses increased to $725,481 in Q3-13 YTD ($254,752 in Q3-12 YTD). A new management team was put in place following the July 19, 2012 annual and special shareholders’ meeting. A Chairman and Deputy Chairman were nominated on July 19, 2012. The Base salary of the CEO increased July 19, 2012, to reflect the new orientation of the Corporation to become a gold producer. The COO was expensed in 2013 since the role was more focused on the acquisition and integration of Aurbec. In 2012 the COO was capitalized in the exploration and evaluation assets since the role was to supervise the extensive exploration program on the Comtois property. Finally, in 2013, the CFO is more actively involved in the activities of the Corporation as opposed to 2012 where the previous CFO was less involved;

•	$141,576 were paid following an audit performed by Revenu Québec on 2009, 2010 and 2011 where it was found that the Corporation had not paid the deduction at source on mainly exercised stock options. Even though stock option is a non-cash compensation, deductions at sources must be paid when it’s exercised;

•	Following his resignation of the Corporation on July 19, 2012, $90,001 ($10,000 in Q3-12) were paid to the previous CEO as severance payments starting in September 2012, out of a $180,000 severance commitment to be paid over 18 months. The previous COO resigned on October 19, 2012 and a retirement allowance of $75,000 was settled and paid in May 2013;

•	Professional and contractual fees increased to $852,003 in Q3-13 YTD ($473,654 in Q3-12 YTD) mainly due to additional legal fees for $222,735. In Q3-13 YTD, the majority of the fees were related to the implementation of the Consensual Restructuring. We can also mentioned that accounting and audit fees have increased by $119,866 following the additional complexity to produce the financial statements;

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

•	Regulatory fees and shareholders relations increased slightly to $240,888 ($222,779 in Q3-12 YTD). Other activities related to the proxy contest occurred for approximately $88,541 in addition to those disclosed in the line professional fees related to proxy contest for $1,483,688 in Q3-12YTD. Also, in the first 6 months of 2013, the Corporation used the service of an investor relation firm for $60,000. Finally, the Corporation has issued more press releases for $53,723 ($12,413 in Q3-12 YTD);

•	Publicity, travel and promotion increased to $263,019 ($186,027 in Q3-12 YTD). Management has travelled to promote and finance the Corporation as well as to visit on a regular basis the operations;

•	Office expenses decreased to $71,971 ($137,614 in Q3-12 YTD). During Q3-13 YTD, the Corporation recorded a gain on currency conversion for $20,453 (nil in Q3-12 YTD). In addition, the Corporation paid $31,720 of administration fees and penalties to suppliers in Q3-12 YTS (nil in Q3-13 YTD).

In Q3-13 YTD, the Corporation incurred $2,194,231 of expenses related to the acquisition of Aurbec. In Q3-12 YTD, the Corporation incurred $1,483,688 of professional fees related to the proxy fight.

Exploration and evaluation expenses of $77,439 (nil in Q3-12 YTD) are recorded in the statement of comprehensive loss, net of mining credits, when performed on properties or projects on which the Corporation has not yet the mining rights.

A $9,604,403 impairment charge was recognized in Q3-13 YTD following the suspension of development at the Vezza Project.

The $1,885,104 interest expense and $861,446 amortization of the transaction costs are related to the Credit facility financed on March 22, 2013.

Since the acquisition of Aurbec, the Corporation has to incur finance costs on mine restoration provision on its Vezza Project and Sleeping Giant mine and mill for $49,628.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

SELECTED QUARTERLY INFORMATION

Operating results for the last eight quarters are presented in the table below.

	Q3-13	Q2-13	Q1-13	Q4-12
	$	$	$	$
Cash and cash equivalents	5,289,201	4,683,194	2,048,276	3,126,129
Working capital	6,435,339	7,975,637	(2,038,266)	1,157,087
Total assets	79,996,941	82,251,138	84,110,978	48,007,735
Long term - term loan and credit facility	19,283,390	19,006,723	18,814,719	3,091,383
Equity	40,569,504	42,121,624	38,496,339	37,504,857
Loss from mining operations	(149,731)	(176,537)	(68,940)	—
Interest revenues	25,237	12,101	3,206	12,829
Net loss and comprehensive loss	(1,552,120)	(10,959,364)	(2,749,719)	(1,268,574)
Basic and diluted net loss per share	(0.03)	(0.33)	(0.10)	(0.05)
Weighted average number of outstanding shares basic and diluted	47,241,522	33,759,455	27,267,587	26,825,880
Price of Gold (quarter end spot US$)	1,327	1,192	1,598	1,664
Closing exchange rate (US$/Can$)	1.0285	1.0512	1.0156	0.9949

	Q3-12	Q2-12	Q1-12	Q4-11
	$	$	$	$
Cash and cash equivalents	6,466,729	11,603,170	15,550,813	15,169,610
Working capital	1,187,339	4,393,285	8,247,025	11,870,482
Total assets	48,864,643	48,321,698	48,273,543	47,946,911
Long term - term loan and credit facility	—	—	—	—
Equity	38,059,631	38,403,027	38,480,363	38,562,663
Loss from mining operations	—	—	—	—
Interest revenues	18,649	25,840	29,583	13,005
Net income (loss) and comprehensive income (loss)	(658,924)	(153,492)	(37,100)	(2,042,150)
Basic and diluted net income (loss) per share	(0.02)	(0.01)	—	(0.07)
Weighted average number of outstanding shares basic and diluted	26,805,921	26,725,341	26,712,357	24,609,102
Price of Gold (quarter end spot US$)	1,776	1,599	1,663	1,575
Closing exchange rate (US$/Can$)	0.9837	1.0191	0.9991	1.0170

The main variations between the quarters can be explained as follow:

•	Professional fees related to proxy contest: legal professional fees as well as fees relating to shareholders solicitation of $1,687,825 were incurred mainly during Q3-12 relating to the annual shareholders’ meeting held on July 19, 2012;

•	Stock-based compensation: the only grant in 2012 occurred in December 2012 when 860,000 options were granted with an exercise price of $2.20. A fair value was calculated with the Black Scholes model of $0.83 for a total of $713,800 of which $672,300 was expensed and the balance was capitalised in the exploration and evaluation assets. In 2011, two grants occurred, the first one in April 2011 for 435,000 options (exercise price of $6.54) and the second in August for 250,000 options (exercise price of $4.90) with a weighted fair value of $2.81 for a total of $1,925,875 of which $1,565,875 was expensed ($892,800 in Q2-11, $531,350 in Q3-11 and $141,725 in Q4-11) and $360,000 was capitalized in the exploration and evaluation assets;

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

•	Recovery of deferred income taxes: adjustments on deferred income taxes mainly relates to the amortization of the premium related to the issuance of flow-through shares. In addition, since the acquisition of Aurbec, the mining duty credits are recorded in the comprehensive income statement;

•	Salaries, remuneration and other employee benefits expense: a new management team was put in place following the July 19, 2012 annual and special shareholders’ meeting. The compensation to key management was $1,462,701 in Q3-13 YTD (including an additional compensation related to the acquisition of Aurbec of $364,764) versus $476,487 in Q3-12 YTD; A new management team was put in place following the July 19, 2012 annual and special shareholders’ meeting. A Chairman and Deputy Chairman were nominated on July 19, 2012. The Base salary of the CEO increased July 19, 2012, to reflect the new orientation of the Corporation to become a gold producer. The COO was expensed in 2013 since the role was more focused on the acquisition and integration of Aurbec. In 2012 the COO was capitalized in the exploration and evaluation assets since the role was to supervise the extensive exploration program on the Comtois property. Finally, in 2013, the CFO is more actively involved in the activities of the Corporation as opposed to 2012 where the previous CFO was less involved;

•	The Corporation incurred $2,194,231 of expenses related to the acquisition of Aurbec, mainly in Q1-13;

•	A $9,830,000 impairment charge was recognized in Q2-13 following the suspension of development at the Vezza Project. In Q3-13, the impairment was reduced by $225,597 following lower cost of sale than originally estimated.

OFF BALANCE SHEET ARRANGEMENTS

The Corporation did not enter into any off-balance sheet arrangements in Q3-13 YTD.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Operating Leases

The Corporation, from time to time, enters into leasing arrangements for production and other equipment under a number of operating leases. These leases are generally short-term in nature and subject to cancellation clauses. The Corporation periodically reviews the nature of these leases to identify if there have been any significant changes to the terms and use of the items under operating lease which would require reclassification as a finance lease. Such changes are considered to indicate a renewal of the lease terms and the reclassification is applied prospectively from the date the revised lease terms become effective.

The Corporation’s future minimum operating lease payments are as follows:

September 30, 2013
$
Within 1 year	247,984
1 to 5 years	266,015
After 5 years	—

Total	513,999

Finance Leases

The Corporation leases production equipment under a number of finance lease agreements. Some leases provide the Corporation with the option to purchase the equipment at a beneficial price. The leased equipment secures the lease obligations.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

The Corporation’s future minimum operating lease payments are as follows:

September 30, 2013
$
Within 1 year	182,629
1 to 5 years	60,442
After 5 years	—

Total	243,071

RELATED PARTY TRANSACTIONS

Key Management Compensation

Key management personnel of the Corporation are members of the board of directors, as well as the president, the chief operating officer, the chief financial officer and the vice-president operations. Key management remuneration is as follows:

	For the nine-month period ended September 30,
	2013	2012
	$	$
Salaries, remuneration and other employee benefits expenses	692,379	254,752
Payments following a payroll tax audit	141,576	—
Severance payments to former officers	165,001	10,000
Salaries and other employee benefits expenses capitalized in exploration and evaluation assets	—	211,735
Salaries and other employee benefits expenses capitalized in property plant and equipment	98,991	—
Additional compensation related to the acquisition of Aurbec	364,754	—

Key management compensation	1,462,701	476,487

A new management team was put in place following the July 19, 2012 annual and special shareholders’ meeting. A Chairman and Deputy Chairman were nominated on July 19, 2012. The Base salary of the CEO increased July 19, 2012, to reflect the new orientation of the Corporation to become a gold producer. The COO was expensed in 2013 since the role was more focused on the acquisition and integration of Aurbec. In 2012 the COO was capitalized in the exploration and evaluation assets since the role was to supervise the extensive exploration program on the Comtois property. Finally, in 2013, the CFO is more actively involved in the activities of the Corporation as opposed to 2012 where the previous CFO was less involved.

During the nine-month period ended September 30, 2012, key management exercised 200,000 options at a price of $1.51 and 40,000 options at a price of $1.85 for a total of $376,000 (none in Q3-13 YTD).

Other Related Party Transactions

During the nine-month period ended September 30, 2013, the following transactions were realized with related parties in addition to the amounts listed above in the compensation to key management:

•	Professional fees and disbursements of $90,233 ($33,571 during Q3-12 YTD) of which $15,000 was recorded as Additional fees related to the acquisition of Aurbec have been paid to an officer;

•	Professional fees of $59,385 have been paid to a company controlled by an officer;

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

During the nine-month period ended September 30, 2012, an officer exercised 7,500 options at a price of $1.51 for a total of $11,325 (none during Q3-13 YTD).

As at September 30, 2013, the balance due to those related parties amounted to $9,876 ($10,942 as at December 31, 2012).

Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantee was given or received. Outstanding balances are usually settled in cash.

SUBSEQUENT EVENTS

Consensual Restructuring

During the period from October 2012 to present, the market price of gold has been volatile and dropping steadily. This trend in gold prices created a strain on the Corporation’s cash resources and caused the Corporation to experience difficulties in dealing with its creditors.

On August 15, 2013, Promec registered a notice of legal hypothec against the Corporation’s Vezza project and Sleeping Giant property. Promec later filed a petition in bankruptcy against the Corporation’s wholly-owned subsidiary Aurbec on August 27, 2013. As at November 27, 2013 the Corporation reports that upon an application by Promec, the Quebec Superior Court has dismissed the bankruptcy petition that Promec had previously filed against Aurbec and has discharged the hypothec previously registered against the Vezza and Sleeping Giant properties. Pursuant to an agreement that was reached last month for the consensual restructuring of Aurbec’s trade payables, an arrangement has been made that is acceptable to the Corporation’s senior secured lender to grant a first ranking security to Promec and to one other creditor over the Vezza property only in order to secure the repayment of all indebtedness owing to them should Aurbec fail to delivery on the current plan to see all creditors repaid in full.

While working to have the petition in bankruptcy dismissed, the Corporation initiated the negotiation of a Consensual Restructuring with its senior lender, Cyrus, in its capacity as a manager to FBC, its four major unsecured creditors and other stakeholders with a view to implementing its ongoing business plan consisting of the recommencement of mining operations at its Sleeping Giant property.

On September 30, 2013, in order to conserve cash while the negotiation of the Consensual Restructuring continued, the Corporation elected to defer the payment of the interest due to FBC pursuant to its $22,000,000 Credit Facility. On October 2, 2013, the Corporation received a letter from Cyrus regarding defaults under the Credit Facility and putting the Corporation on notice that, while it was still prepared to proceed with the Consensual Restructuring, Cyrus would move to enforce its security if agreements to implement the Consensual Restructuring were not signed by the Corporation’s four major unsecured creditors by October 7, 2013. This deadline was subsequently extended to October 15, 2013, on which date such agreements were entered into by the Corporation.

The Consensual Restructuring addresses approximately $2,360,000 of trade credit of the Corporation, of which $300,000 is to be repaid by November 30, 2013, with the balance becoming due on October 30, 2014, with provision for additional payments which are tied directly to the success of the Rights offering (note 19.2) such that the Corporation creditors are to receive an amount equal to 25% of the amount by which the net proceeds of the Rights offering exceed $2,000,000. The Consensual Agreement also covers approximately $4,330,000 of trade credit of Aurbec, of which $562,000 is to be repaid by November 30, 2013, and a further $562,000 is to be repaid by April 30, 2014, for a total reduction of $1,124,000. The balance will become due on October 31, 2014, with provision for additional payments which are tied directly to the success of the Rights offering such that the Aurbec creditors are to receive an amount equal to 25% of the amount by which the net proceeds of the Rights offering exceed $2,000,000. Under the Consensual Restructuring, the Aurbec trade creditors will be granted a first ranking charge on Aurbec’s immovable rights and mining claims in respect of the Corporation’s Vezza project to secure any outstanding balances owing (the “Vezza Hypothecs”). In consideration for the Vezza Hypothecs and the payments to be made by Aurbec, Promec has agreed to discharge the Promec Hypothec and to ask the court that its petition in bankruptcy against Aurbec be withdrawn or dismissed.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

The implementation of the Consensual Restructuring is subject to the satisfaction of a number of conditions, including the negotiation of final documentation and the receipt of all requisite regulatory approvals.

On October 15, 2013, in the context of the Consensual Restructuring, the Corporation also entered into a non-binding term sheet (the “Cyrus Term Sheet”) with Cyrus, in its capacity as a manager to FBC, which provides for the restructuring of certain debt arrangements of the Corporation, subject to the satisfaction of certain terms and conditions. On November 7, 2013, in order to comply with the requirements of the TSXV, the Corporation and Cyrus agreed to certain minor modifications to the Cyrus Term Sheet.

The Cyrus Term Sheet may be summarized as follows:

a)	FBC would make available a new liquidity facility of up to $6,000,000, bearing interest at 15% per annum, payable quarterly in arrears in cash and having a maturity date of one year following its implementation, provided, however, that the Corporation will be required to immediately repay to FBC up to a maximum of $2,000,000 of any tax refunds received from the Province of Quebec;

b)	$3,000,000 of the existing Credit Facility would be converted into an equivalent amount of convertible debentures bearing interest at a rate of 5% per annum, having a three year maturity and convertible at FBC’s option into an aggregate of 25,000,000 common shares, based on a conversion price of $0.12 per share;

c)	FBC would allow the Corporation to access funds available in the interest escrow account established pursuant to the Credit Facility, with the net proceeds to be applied to pay approximately $500,000 as a pre-payment premium and to pay or prepay, as the case may be, approximately $2,800,000 of interest expenses relating to the Credit Facility which is due or coming due up to June 30, 2014;

d)	FBC would commit to subscribe for not less than its proportionate share of the Rights offering, representing aggregate gross proceeds to the Corporation of not less than $725,400; and

e)	in consideration of this restructuring, the Corporation would issue 8,888,888 common shares to FBC, based on an issuance price of $0.12 per share.

The transactions contemplated by the Cyrus Term Sheet and by the rest of the Consensual Restructuring are expected to be implemented by the Corporation in various phases, the last of which is expected to be closed contemporaneously with the closing of the Rights offering.

Rights Offering

On November 22, 2013, the Corporation filed a preliminary prospectus to distribute (the “Rights offering”) to the holders of its outstanding common shares one right for each common share held, which will entitle the holder to subscribe for up to an aggregate of 47,241,522 common shares, at a price of $0.10 per common share, for gross proceeds to the Corporation of $4,724,152.

Members of the management have entered into a standby purchase agreement under which they have committed to purchase an aggregate of 3,000,000 common shares and standby shares, for gross proceeds to the Corporation of $300,000. In addition, FBC commits to subscribe for not less than $725,400 in the Rights offering (see section Consensual Restructuring).

The Corporation’s outstanding warrants contain certain anti-dilution adjustment provisions that are intended to ensure that a holder of warrants is entitled to acquire equivalent share capital after the occurrence of a relevant corporate transaction, such as the Rights offering. The effect of the Rights offering on the warrants is that, upon exercise of a warrant, the holder thereof will be entitled to acquire an additional common share at a supplemental price of $0.10 per common share.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

ACCOUNTING CHANGES

Changes to IFRS

The Corporation has adopted the following new and revised IFRS standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions. The most important changes for the Corporation is outlined below. Since the Corporation was developing an underground mine, it is not affected by IFRIC 20: Stripping costs in the production phase of a surface mine.

IFRS 13, Fair Value Measurement, (“IFRS 13”)

IFRS 13 provides guidance on how fair value should be applied where its use is already required or permitted by other standards within IFRS, including a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. This standard was applied when determining the fair values used for the purchase accounting of Aurbec. However, there were no adjustments or other impacts on the Corporation’s financial statements following the adoption of this new standard.

Changes or Adoption of Accounting Policies Following the Acquisition of Aurbec

Consolidation

The Corporation’s financial statements consolidate the accounts of Maudore, the ultimate parent company, and those of its wholly-owned subsidiary, Aurbec. The accounting policies and financial year end date of the subsidiary are consistent with those adopted by the Corporation. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation. The subsidiary is fully consolidated from the date on which control was obtained by the Corporation.

Foreign Currency Translations

The reporting and functional currency of the Corporation and its subsidiary is the Canadian dollar. Accordingly, the Corporation translates monetary assets and liabilities denominated in foreign currency at the rate of exchange prevailing at the consolidated balance sheet dates, non-monetary assets and liabilities denominated in foreign currency at the rate in effect at the date the transaction occurred and revenues and expenses denominated in foreign currency at the exchange rate in effect during the applicable accounting period. All resulting foreign exchange gains and losses are recorded in the consolidated statements of comprehensive loss.

Business Combinations

The Corporation applies the acquisition method in accounting for business combinations. The consideration transferred by the Corporation to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Corporation, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred and costs associated with the issuance of equity instruments related to the acquisition are recognized in capital stock, net of income taxes.

The Corporation recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether or not they have been previously recognized in the acquired company’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. Those mineral reserves, resources and other assets that are able to be reliably valued are recognized in the assessment of fair values on acquisition. Other potential reserves, resources, mineral rights and other assets, which in management’s opinion values cannot be reliably determined, are not recognized.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

When the fair value of the consideration is greater or lesser than net fair value of the identifiable assets acquired and the liabilities assumed, the difference is treated either as goodwill or as a bargain purchase price. Goodwill, if any, is recognized as an asset and reviewed for impairment annually or when there is an indication of impairment. A bargain purchase price, if any, is immediately recognized in profit or loss.

Revenue Recognition

The revenues include sales of refined gold and silver. When a mine is considered in commercial production, revenues from the sale of refined gold and silver are recognized when persuasive evidence exists that the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Corporation, the sale price can be measured reliably, the Corporation has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably. These conditions are generally satisfied when the metal is delivered to the counterparty of the transaction.

As at the date of this management’s discussion and analysis, the Vezza Project was not yet considered to be in commercial production, therefore revenues from the sale of gold and silver produced during the start-up phase has been subtracted from mine development costs that are being capitalized as part of the property, plant and equipment.

Interest income is recognized on an accrual basis using the effective interest method.

Inventory

Material extracted from mines is classified as either ore or waste. Ore represents material that, at the time of extraction, is expected to be processed into a saleable form and sold at a profit. Raw materials are comprised of ore in stockpiles. Ore is accumulated in stockpiles that are subsequently processed into gold in a saleable form. Work in process represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished products inventory represents gold in saleable form that has not yet been sold.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories includes direct labour, materials and contractor expenses, depreciation on property, plant and equipment and an allocation of mine site overhead costs. As ore is sent to the mill for processing, costs are reclassified out of inventory based on the average cost per ton of the stockpile.

The costs of inventory produced prior to the commencement of commercial production are adjusted to exclude the costs of abnormal amounts of wasted materials, labour and other excessive production costs typically involved in a start-up.

Mine Supplies

Mine supplies inventory consists of mining supplies and consumables used in operations as well as spare parts and other maintenance supplies that are not classified as capital items.

Net Realizable Value

The Corporation records provisions to reduce inventory to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

Exploration and Evaluation Assets

Exploration and evaluation expenses are costs incurred in the course of initial search for mineral deposits with economic potential. Costs incurred before the legal right to undertake exploration and evaluation activities are recognized in profit or loss when they are incurred.

Once the legal right to undertake exploration and evaluation activities has been obtained, the costs of acquiring mineral rights, expenses related to the exploration and evaluation of mining properties, less tax credits related to these expenses are recorded as exploration and evaluation assets. Expenses related to exploration and evaluation include topographical, geological, geochemical and geophysical studies, exploration drilling, trenching, sampling and other costs related to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource. The various costs are capitalized on a property-by-property basis pending determination of the technical feasibility and commercial viability of extracting a mineral resource.

These assets are recognized as intangible assets and are carried at cost less any accumulated impairment losses. No depreciation expenses are recognized for these assets during the exploration and evaluation phase.

Whenever a mining property is considered no longer viable, or is abandoned, the capitalized amounts are written down to their recoverable amounts; and the difference is then immediately recognized in profit or loss. When technical feasibility and commercial viability of extracting a mineral resource are demonstrable, exploration and evaluation assets related to the mining property are transferred to property, plant and equipment, in mine development. Before the reclassification, exploration and evaluation assets are tested for impairment and any impairment loss is recognized in profit or loss.

Although the Corporation has taken steps to verify title to the mining properties in which it holds an interest, in accordance with industry practices for the current stage of exploration and development of such properties, these procedures do not guarantee the validity of the Corporation’s titles. Property titles may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Property, Plant and Equipment

Recognition and Measurement

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets. Where funds used to finance a major project form part of general borrowings, the Corporation capitalizes interest on those borrowings proportionate to the project funds used.

Spare parts and servicing equipment are usually carried as inventory and recognized in profit or loss as consumed. However, major spare parts and stand-by equipment qualify as property, plant and equipment when the Corporation expects to use them during more than one period.

Subsequent Transactions

The cost of replacing a part of an item of property, plant and equipment is recognized if it is probable that the future economic benefits embodied within the item will flow to the Corporation and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-today servicing of property, plant and equipment are recognized in profit or loss as incurred.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within mining operating expenses.

Depreciation and Amortization

Upon commencement of commercial production, mine development costs are amortized using the unit-of-production method over the estimated remaining ounces of gold to be produced based on the proven and probable reserves or, in the event that the Corporation is mining resources, an appropriate estimate of the resources mined or expected to be mined.

Vehicles and certain machinery with a determinable expected life are depreciated on a straight-line basis over their estimated useful lives, ranging from three to seven years.

Significant components of individual assets are assessed and, if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately using the unit-of-production or straight-line method as appropriate. Costs relating to land are not amortized.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Borrowing Costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. These costs are amortized on the same basis as the asset. All other borrowing costs are recognized as finance costs in the statement of income in the period in which they are incurred.

Impairment of Exploration and Evaluation Assets and Property, Plant and Equipment

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (“cash-generating units”).

Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment. Impairment reviews for exploration and evaluation assets are carried out on a project by project basis, with each project representing a potential single cash-generating unit. Additionally, when technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the exploration and evaluations assets of the related mining property are tested for impairment before these items are transferred to property, plant and equipment.

An impairment loss is recognized in profit or loss for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less cost to sell and its value in use. An impairment charge is reversed if the asset’s or cash-generating unit’s recoverable amount exceeds its carrying amount.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

Mine Restoration Provision

In accordance with Corporation policies, asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the Corporation’s mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs. The amount of any liability recognized is estimated based on the risk-adjusted costs required to settle present obligations, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. When the liability is initially recorded, a corresponding asset retirement cost is recognized as an addition to mining interests and amortized using the unit of production method.

The liability for each mine site is accreted over time and the accretion charges are recognized as a finance cost in the consolidated statements of comprehensive loss. The liability is subject to re-measurement at each reporting date based on changes in discount rates and timing or amounts of the costs to be incurred. Changes in the liability, other than accretion charges, relating to mine rehabilitation and restoration obligations, which are not the result of current production of inventory, are added to or deducted from the carrying value of the related asset retirement cost in the reporting period recognized. If the change results in a reduction of the obligation in excess of the carrying value of the related asset retirement cost, the excess balance is recognized as a recovery through profit or loss in the period.

Operating Expenses Related to the Closed Mine

Costs related to the care and maintenance of the closed mine are expensed as incurred and reported as mine operating expenses.

CRITICAL ACCOUNTING ESTIMATES, JUDGMENTS AND ASSUMPTIONS

When preparing the financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results are likely to differ from the judgments, estimates and assumptions made by management, and will seldom equal the estimated results. Information about the significant judgments, estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses and that are different from those discussed in the December 31, 2012 financial statements are discussed below.

Significant Judgments

Commencement of Commercial Production

The Corporation assesses the stage of its construction in progress to determine when it declares the start of commercial production. The criteria used to assess the start date are determined based on the unique nature of the project, such as the complexity of the project and its location. The Corporation considers various relevant criteria to assess when the project is substantially complete and ready for its intended use in the manner as intended by management. Then it will reclassify the assets from mine development to property, plant, and equipment. Some of the criteria will include, but are not limited to the following:

•	The level of capital expenditure compared to the construction cost estimates;

•	Completion of a reasonable period of testing of the mine plant and equipment;

•	Ability to produce concentrates in saleable form (without specifications);

•	Ability to sustain ongoing production of minerals at minimum 60% of its design capacity.

When the project moves into the production stage, the capitalization of certain mine development costs ceases and costs are either regarded as inventory or expensed, except for costs that qualify for capitalization relating to mining asset additions or improvements, mine development or mineable reserve development. It is also at this point that amortization commences.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

Basis for Depreciating Property Plant and Equipment

The processing facility is being upgraded with a view to using it with the current mining project and eventually in conjunction with other ore bodies. Consequently, the Corporation intends to depreciate the production facility using the unit-of-production basis, based on the projected lifetime throughput rather than solely based on the reserves associated with the sites currently under development.

Significant Estimations

Estimated Recoverable Reserves and Resources

Estimated recoverable reserves and resources are used to determine the depreciation of mine development costs and related assets, and in performing impairment testing. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, exchange rates, production costs and recoveries amongst other factors. Changes in assumptions will impact the depreciation and impairment charges recorded in the income statement.

Useful Lives of Depreciable Assets

Management reviews its estimates of the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management assesses the useful lives which represent the expected utility of the assets to the Corporation. Actual results, however, may vary due to technical or commercial obsolescence.

Net Realizable Value of Inventories

All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit gold inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold when ounces of gold are expected to be recovered and sold. For current stockpiled ore, in-circuit gold inventories and doré inventories, management uses the gold price on the date of the reporting period.

Mine Restoration Costs

The provisions for mine restoration costs are based on estimated future costs using information available at the financial reporting date. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be impacted.

Allowance for Doubtful Accounts and Revenue Adjustments

At the end of each reporting period, the Corporation assesses whether the accounts receivable and other long-term receivables are recoverable and whether an allowance needs to be recognized for estimated losses arising from the possible non-payment. If future collections differ from the amounts recognized as receivable, future earnings will be affected.

Impairment Tests on exploration and evaluation assets as well as on property, plant and equipment

At the financial reporting date, the Corporation assesses the situation and determines if any indicators of potential impairment have been identified. When one or more indicators are identified, an impairment test is performed on the recoverability of assets or projects in question.

As at September 30, 2013, the carrying amount of the Corporation’s net assets exceeded its market capitalization, which is considered an indicator of a potential impairment. Refer to the overview of operations section for the Vezza Project.

Concerning the exploration and evaluation assets, the Corporation is monitoring closely the gold price, financing conditions and its market capitalization. In the event that these conditions remain depressed in the mid-term, the Corporation might have to conduct an impairment assessment on its exploration and evaluation assets.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

RISKS AND UNCERTAINTIES

Information about important risks which management believes could impact the Corporation’s business and that are different from those discussed in the December 31, 2012 management’s discussion and analysis is discussed below.

Financial Risk

The Corporation acquired Aurbec in March 2013. Up to that point in time, it had operated solely as an exploration company. Maudore must now deal with the challenges of operating a company involved in exploration and production, and most critically faces a much higher fixed overhead. The Corporation will now become focused on maximizing revenues and controlling costs.

On the exploration side, the Corporation pursues its growth through acquisition and development of exploration projects. If additional funds are required, the source of funds that may be available to the Corporation, in addition to cash flows, is through the sale of additional equity capital or borrowings. There is no assurance that such funding will be available to the Corporation. Furthermore, even if such financing is available, there can be no assurance that it will be obtained on terms favorable to the Corporation or provide the Corporation with sufficient funds to meet its objectives, which may adversely affect the Corporation’s business and financial condition.

In addition, failure to comply with financial covenants under the Corporation’s current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on its indebtedness, would result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which may affect the Corporation’s financial condition.

The Corporation has not yet determined whether all of its mineral properties contain mineral deposits that are economically recoverable. The only property currently in active development is the Vezza deposit where the Corporation has yet to generate any income or cash flows and for which the Corporation announced on July 16, 2013 that it was suspending its development. Additionally, the re-evaluation of the Sleeping Giant mine has identified significant high grade mineralized targets previously untested. Work has recently been initiated to physically evaluate its economic viability going forward.

As at September 30, 2013, the Corporation has a negative cumulated deficit of $27,684,542 ($12,423,339 as at December 31, 2012). The Corporation’s ability to continue as a going concern is dependent upon its ability to raise additional financing, to generate cash flow from operations, ongoing support from major creditors and the continuing support of its senior lender. As it is uncertain whether the Corporation will be able to achieve these objectives, this contributes to doubt regarding the Corporation’s ability to continue as a going concern.

As at November 27, 2013, the Corporation reports that upon an application by Promec, the Quebec Superior Court has dismissed the bankruptcy petition that Promec had previously filed against Aurbec on August 25, 2013, and has discharged the hypothec previously registered in favour of Promec against Aurbec’s Vezza and Sleeping Giant properties. Pursuant to an agreement that was reached last month for the consensual restructuring of Aurbec’s trade payables, an arrangement has been made that is acceptable to the Corporation’s senior secured lender to grant a first ranking security to Promec and to one other creditor over the Vezza property only in order to secure the repayment of all indebtedness owing to them should Aurbec fail to delivery on the current plan to see all creditors repaid in full.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

Commodity Prices

Precious metal prices, such as gold prices, fluctuate widely and are affected by various factors beyond the Corporation’s control, including but not limited to: the sale or purchase of metals by various central banks and financial institutions, inflation or deflation, fluctuation in the value of the United States dollar, and global political and economic conditions. Declines in the prices of gold may adversely affect the Corporation’s development and mining activities, common shares price, financial results, life-of-mine plans and viability of mining projects. Although the Corporation believes that the fundamentals of supply and demand will remain robust in the future and participants in various sectors will continue to support the gold price despite uncertainties in the global economy, there is no guarantee that the gold price will not materially decrease. For Q3-13 YTD, the Corporation did not utilize any hedging programs to mitigate the effect of commodity price movement.

Currency Fluctuations May Affect the Costs of Doing Business

The Corporation’s main activities and offices are currently located in Canada and the costs associated with the Corporation’s activities are in majority denominated in Canadian dollar. However, the Corporation’s revenues from the sale of gold and silver are in U.S. dollars and some of the costs associated with the Corporation’s activities in Canada are denominated in currencies other than the Canadian dollar. Any appreciation of the Canadian dollar vis-à-vis these currencies could increase the Corporation’s cost of doing business, mainly by reducing its revenues in Canadian dollars. For Q2-13 YTD, the Corporation did not utilize any hedging programs to mitigate the effect of currency movement.

Risk Related to Mineral Reserve and Resource Estimates

Mineral reserve and resource estimates are based on assumptions such as metal prices, operating costs and drilling information. Material and prolonged changes in metal prices can have an impact on the recoverability of the reserves and resources. Mineral resource evaluations may also be affected due to variances in geological conditions of a property due to erroneous geological data. Therefore, mineral reserve and resource estimates should be viewed as estimates only with no assurance of achieving the expected tonnages, grades and recovery levels.

Operational Risk

In the course of its mining operations, the Corporation may be faced with various operational risks which may affect the production and financial performance of the mining unit. The risks include workforce availability and stoppages, mechanical breakdown, environmental incidents or adverse environmental conditions, parts and supplies availability, dilution, flooding, availability of process water, power outages, and theft.

Risk Linked with Government Regulation

The Corporation’s activities entail compliance with the applicable legislation or review processes and the obtaining of land use and all other permits, and similar authorizations of future overall mining operations are subject to the constraints contained in such legislation. The Corporation believes that it is in compliance in all material respects with such existing laws. Changing government regulations may, however, have an adverse effect on the Corporation.

In addition, current political and social debate on the distribution of mining wealth in Québec and elsewhere may result in increased mining taxes and royalties, which could adversely affect the Corporation’s business and mining operations.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

Environmental Risk

All phases of the Corporation’s operations are and will be subject to federal, provincial and local environmental regulation in the various jurisdictions in which the Corporation operates. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards, land reclamation and labour standards. They also set forth limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste. Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the Corporation’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Insurance Risk

Although the Corporation maintains industry standard insurances to protect against certain risks, the Corporation’s insurance does not cover all the potential risks associated with a mining company’s operations. Moreover, insurance against risks such as environmental pollution or other hazards as a result of production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of high premium costs. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

STRATEGY

Management will continue to account for the Corporation’s funds very rigorously, its first goal being the optimization of shareholders’ return on investment. The acquisition of the Sleeping Giant mill provides a clear path to production for its current ore resources and subsequent discoveries. Management, while applying its development strategy, will consider the global environment, the fluctuation in the Corporation’s share price and the overall market in gold and metal prices.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

FORWARD LOOKING STATEMENTS

Some statements contained in this MD&A constitute forward looking statements, including, without limitation, anticipated developments in the Corporation’s operations in future periods and other events or conditions that may occur in the future. These statements are about the future and are inherently uncertain and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those mentioned herein under heading “RISKS AND UNCERTAINTIES”. Management believes that the expectations reflected in these statements are reasonable but no assurance can be given that these expectations will prove to be correct. It is recommended not to place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. The Corporation does not undertake to update any forward-looking statements except to the extent required by securities regulations.

November 29, 2013

(s) Gregory Struble	(s) Claudine Bellehumeur
Gregory Struble	Claudine Bellehumeur
President and CEO	CFO